SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement on resignation and proposed appointment of directors of China Petroleum & Chemical Corporation (the “Registrant”); and
2.	an announcement on supplementary notice of the 2010 annual general meeting of the Registrant;

Each made by the Registrant on April 20, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RESIGNATION AND PROPOSED
APPOINTMENT OF DIRECTORS

The Board announces that Mr. Su Shulin has tendered his resignation as chairman and a non-executive Director with immediate effect, and Mr. Fu Chengyu has been proposed to be appointed as a non-executive Director, subject to the approval of the shareholders of Sinopec Corp. by way of ordinary resolution(s) at the AGM.

RESIGNATION OF DIRECTOR

The board (the “Board”) of directors (the “Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) announces that, due to new working arrangement, Mr. Su Shulin has tendered his resignation as chairman and a non-executive Director on 19 April 2011 with immediate effect.

Mr. Su Shulin has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as chairman and a non-executive Director that need to be brought to the attention of the shareholders of Sinopec Corp.

Mr. Su Shulin is diligent and responsible during his tenure of directorship, taking this opportunity, the Board would like to express its gratitude to Mr. Su for his hard work and contribution to Sinopec Corp..

The Board has unanimously decided that vice chairman Mr. Wang Tianpu shall take on the duties of chairman until a successor is elected.

PROPOSED APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Mr. Fu Chengyu has been proposed to be appointed as a non-executive Director, subject to the approval of the shareholders of Sinopec Corp. by way of ordinary resolution(s) at the forthcoming annual general meeting for 2010 of Sinopec Corp. to be held on 13 May 2011 (the “AGM”). All independent non-executive Directors of Sinopec Corp. consented to this proposed appointment.

Mr. Fu Chengyu

Fu Chengyu, aged 59, Chairman of Board of Directors of China Petrochemical Corporation, President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Fu is a senior economist with a master degree. From 1983, Mr. Fu served as the Chairman of the Management Committees formed through joint ventures between China National Offshore Oil Corporation (“CNOOC”) and some large foreign petroleum companies such as Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu served as the Deputy General Manager of CNOOC Nanhai East Corporation and in December 1995 as Vice President of Phillips Asia Inc. and General Manager of the Xijiang Development Project. Mr. Fu was appointed General Manager of CNOOC Nanhai East Corporation in April 1999, and executive Director, executive Vice President and Chief Operating Officer of CNOOC Limited (listed on the Main Board of the Stock Exchange of Hong Kong Limited in 2001, Stock Code: 883) in September 1999. From October 2000, Mr. Fu served as Vice General Manager of CNOOC and later in December 2000, as President of CNOOC Limited. In August 2002, he became Chairman of Board of Directors and Chief Executive Officer of China Oilfield Services Limited, a subsidiary of CNOOC and in October 2003, he was appointed General Manager of CNOOC and at the same time became Chairman of Board of Directors and Chief Executive Officer of CNOOC Limited. Mr. Fu tendered his resignation as Chief Executive Officer of CNOOC Limited on 16 September 2010 but continued to serve as Chairman of Board of Directors. In April 2011, Mr. Fu was appointed Chairman of Board of Directors of China Petrochemical Corporation and President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation.

Subject to his proposed appointment being approved at the AGM, Mr. Fu will enter into a service agreement with Sinopec Corp., which will take effect from 13 May 2011 until the date of the annual general meeting for 2011 to be held in 2012. During this period, as a non-executive Director, Mr. Fu will not receive remuneration from Sinopec Corp..

As at the date of this announcement, Mr. Fu has no relationship with any Directors, senior management or substantial or controlling shareholder(s) of Sinopec Corp.

As at the date of this announcement, Mr. Fu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, the Board is not aware of any other matters in relation to Mr. Fu’s proposed appointment as a non-executive Director of Sinopec Corp. that need to be brought to the attention of the shareholders of Sinopec Corp. nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Matters on The Stock Exchange of Hong Kong Limited.

GENERAL

A circular containing details of the proposed appointment of non-executive Director will be despatched to the shareholders of Sinopec Corp. as soon as practicable. A supplemental notice of the AGM will be issued in due course.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 20 April 2011

As of the date of this announcement, directors of Sinopec Corp. are: Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcemet.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Change of annual general meeting venue,
SUPPLEMENTARY NOTICE OF
THE 2010 ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting for 2010 (“2010 Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 25 March 2011 (“AGM Notice”). As set out in the AGM Notice, the board of directors of Sinopec Corp. resolved to propose at the 2010 Annual General Meeting the resolutions (including ordinary resolutions and special resolutions) contained in the AGM Notice for its shareholders’ consideration and approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that due to change of meeting arrangement the venue of the the 2010 Annual General Meeting to be held at 9:00a.m. on Friday, 13 May 2011 has changed from Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC, to Crowne Plaza Beijing Parkview Wuzhou Hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that in addition to the resolutions contained in the AGM Notice, the following supplementary ordinary resolution proposed by China Petrochemical Corporation (the controlling shareholder of Sinopec Corp., holding 75.84% shareholding in Sinopec Corp.) was submitted to Sinopec Corp. in accordance with laws:

As an ordinary resolution

10 to elect Mr. Fu Chengyu as a non-executive director of the Fourth Session of the Board of Directors of Sinopec Corp.

All independent non-executive Directors of Sinopec Corp. consented to the nomination of Mr. Fu Chengyu by China Petrochemical Corporation to be the candidate for non-executive Director of the Fourth Session of the Board of Directors.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC
 20 April 2011
Note:

Please refer to the AGM Notice of 2010 Annual General Meeting of Sinopec Corp. dated 25 March 2011 for details in respect of other resolutions to be passed at the 2010 Annual General Meeting, eligibility for attending the 2010 Annual General Meeting, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on resolutions and other relevant matters.

As at the date of this notice, the directors of the Company include: Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

#           Executive-directors

*           Non-executive directors

+           Independent non-executive directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: April 21, 2011